EXHIBIT 99.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
The following table sets forth the ratio of earnings to fixed charges for Reuters Group PLC for the periods presented. For purposes of reporting with the US Securities and Exchange Commission (SEC), Thomson Reuters PLC is a successor issuer to Reuters Group PLC. The information below was derived from audited financial statements previously filed by Reuters Group PLC with the SEC. We computed the ratios of earnings to fixed charges by dividing the amount of total earnings by the amount of total fixed charges.

	Year Ended December 31,
	2007		2006		2005		2004		2003
(in millions of British pounds sterling, except for ratios)	IFRS		IFRS		IFRS		IFRS		UK GAAP

Earnings
Earnings from continuing operations before income taxes	£281		£320		£237		£389		£94
Fixed charges	70		57		59		68		99
Total	£351		£377		£296		£457		£193

Fixed Charges
Interest expense	£46		£32		£28		£27		£47
Estimated interest component of rental expense	24		25		31		41		52
Total	£70		£57		£59		£68		£99

Ratio of Earnings to Fixed Charges	5.01	x	6.61	x	5.02	x	6.72	x	1.95	x
The ratios above for 2005, 2006 and 2007 reflect Reuters Group PLC’s adoption of IAS 39 in 2005.

The following table sets forth the ratio of earnings to fixed charges for Reuters Group PLC for the applicable periods under US GAAP.

	Year Ended December 31,
	2006		2005		2004		2003
(in millions of British pounds sterling, except for ratios)	US GAAP		US GAAP		US GAAP		US GAAP

Earnings
Earnings (loss) from continuing operations before income taxes	£350		£162		£519		£(14)
Fixed charges	57		59		68		99
Total	£407		£221		£587		£85

Fixed Charges
Interest expense	£32		£28		£27		£47
Estimated interest component of rental expense	25		31		41		52
Total	£57		£59		£68		£99

Ratio of Earnings to Fixed Charges	7.14	x	3.75	x	8.63	x	N/A

For 2003, earnings were insufficient to cover fixed charges. Additional earnings from continuing operations before income taxes of £14 million would have been required to attain a ratio of earnings to fixed charges of 1.00.